June 21, 2019

Via Edgar Only

Kate McHale

Staff Attorney

Division of Corporation Finance

U.S. Securities & Exchange Commission

Washington, D.C. 20549

RE:	ADM Endeavors, Inc.
Form 10-12G
Filed April 30, 2019
File No. 000-56047

Dear Ms. McHale:

ADM Endeavors, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 29, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Form 10-12G Filed April 30, 2019

Item 1. Business, page 4

1.	In note 10 of your financial statements, you disclose one customer accounted for 15% of your revenue. Please identify this customer and disclose your reliance in this section.

Response: This response is applicable for your Comment 1 and Comment 10.

TBNR, LLC accounted for more than 15% and 14% of our (Just Right Products, Inc.) revenue for the years ended December 31, 2018 and 2017, respectively.

We have modified our disclosure in Item 1 of the Form 10-12G as follows:

TBNR, LLC, a primary customer of Just Right Products, accounted for more than 15% of our revenue for the year ended December 31, 2018.

2.	Please elaborate on the business of ADM Enterprises. For example, we note you have disclosed a franchise agreement in the notes to your financial statements. In addition, you state you provide “customized construction and installation of grocery store decor” but you do not appear to have the infrastructure to carry out this business. Please give investors a better sense of the development of this business.

Response: ADM Enterprises, LLC does not have a franchise agreement whereas Just Right Products, Inc. does have a franchise agreement, as disclosed. ADM Enterprises, LLC has provided the custom installation of grocery store décor for the last 28 years and will expand its services upon the next layer of financing. Just Right Products, Inc. will expand its production facilities upon the next layer of financing.

We have modified our Item 1 in the Form 10-12G as follows:

Just Right Products

Just Right Products has a franchise agreement effective February 19, 2014 expiring in February 2024, with a right to renew for an additional 5 years to operate stores and websites in the Company’s exclusive territory. The Company is obligated to pay 5% of gross revenue for use of systems and manuals.

Just Right Products is seeking additional financing to expand to other regional cities accordingly.

ADM Enterprises

ADM Enterprises is seeking additional financing in order to facilitate its planned growth and execute our business plan in this filing and prior filings.

We have modified our Note 13 in the Form 10-12G as follows:

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Franchise Agreement

Just Right Products, Inc. has a franchise agreement effective February 19, 2014 expiring in February 2024, with a right to renew for an additional 5 years to operate stores and websites in the Company’s exclusive territory. The Company is obligated to pay 5% of gross revenue for use of systems and manuals.

During the years ended December 31, 2018 and 2017, the Company paid $57,446 and $62,030 for the franchise agreement.

Employees, page 6

3.	Please disclose the number of total employees and full time employees for your two business segments. See Item 101(h)(4)(xii) of Regulation S-K.

Response: Just Right Products, Inc. has 28 full time employees and 4 part time employees. ADM Enterprises, LLC has 1 full time employee and 1 part time employee.

The Company has revised its Form 10-12G as follows:

Just Right Products, Inc. has 28 full time employees and 4 part time employees. ADM Enterprises, LLC has 1 full time employee and 1 part time employee. The Company has employment agreements with its chief executive officer / chief financial officer and its chief operating officer. On April 19, 2018, the Company executed two-year employment agreements, respectively, with Ardell D. Mees, the Company’s Chief Executive Officer and Chief Financial Officer, and Marc Johnson, the Company’s Chief Operating Officer. As compensation for services, Mr. Mees and Mr. Johnson are to receive annual base salaries of $60,000 each.

Liquidity and Capital Resources, page 8

4.	Please expand your disclosure to include your estimated cash requirements over the next twelve months.

Response: We have historically met our cash needs through a combination of cash flows from operating activities and proceeds from loans, credit cards and financing by our officers and directors. Our cash requirements are generally for selling, general and administrative activities. We believe that our cash balance is not sufficient to finance expansion, capital improvements and repayment of non-operating liabilities including officer compensation through the next 12 months. To meet our expansion and capital improvements requirements and satisfy liabilities, we believe we need an additional $1,000,000 for the next 12 months.

The Company has modified its Form 10-12G as follows:

At December 31, 2018, we had cash of $31,199. We have historically met our cash needs through a combination of cash flows from operating activities and proceeds from loans, credit cards and financing by our officers and directors. Our cash requirements are generally for selling, general and administrative activities. We believe that our cash balance is not sufficient to finance expansion, capital improvements and repayment of non-operating liabilities including officer compensation through the next 12 months. To meet our expansion and capital improvements requirements and satisfy liabilities, we believe we need an additional $1,000,000 for the next 12 months.

5.	Please expand your disclosure on page 9 to provide a quantitative and qualitative explanation of the reasons for material changes in your working capital items from the prior year.

Response: As of December 31, 2018, current liabilities exceeded current assets by $622,302. Current assets increased from $354,672 at December 31, 2017 to $380,657 at December 31, 2018, whereas current liabilities increased from $284,194 at December 31, 2017 to $1,002,959 at December 31, 2018. The increase in current liabilities is due to the following: derivative liability of $197,572 and $-, accrued expenses for compensation of $216,250 and $-, convertible debt $89,544 and $-, and credit card payables from $197,153 and $94,288 as of December 31, 2018 and 2017, respectively. The Company has modified its filing to as follows:

As of December 31, 2018, current liabilities exceeded current assets by $622,302. Current assets increased from $354,672 at December 31, 2017 to $380,657 at December 31, 2018, whereas current liabilities increased from $284,194 at December 31, 2017 to $1,002,959 at December 31, 2018. The increase in current liabilities is due to the reverse merger on April 1, 2018, the derivative liability for a convertible note payable, and the increase of accrued expenses associated with the liabilities and/or obligations assumed post-reverse merger.

6.	Please expand your disclosure to identify and describe the derivative liability and its terms in the amount of $197,572 on your balance sheet as of December 31, 2018. Refer to Item 303(a)(1) of Regulation S-K and FRC Section 501.03.a for guidance.

Response: We have modified our disclosures on page 9 as follows:

Derivative Instruments

The conversion features embedded in the convertible notes were evaluated to determine if such conversion feature should be bifurcated from its host instrument and accounted for as a freestanding derivative. In the convertible notes with variable conversion terms, the conversion feature was accounted for as a derivative liability. The derivatives associated with the term convertible notes wert recognized as a discount to the debt instrument and the discount is amortized over the expected life of the notes with any excess of the derivative value over the note payable value recognized as additional interest expense at the issuance date.

The derivative liability was calculated using the Black-Scholes method over the expected terms of the convertible debt, with a risk-free rate of 2.45% and volatility of 100% as of December 31, 2018.

The note is convertible into common stock at a price of 35% of the lowest three trading prices during the ten days prior to conversion.

Revenue, page 11

7.	Please expand your disclosure to include the percentage of revenue earned from grocery store decor design and from promotional products for each year presented or provide similar disclosure that clarifies the magnitude of revenue earned from each of your principal product types.

Response: The Company contacted the accountant listed on the comment letter as it could not be determined where this disclosure was deficient. It was agreed that the belief this comment was related to page 8 and the respective revenue discussion. Therefore, the Company has modified its prior filing as follows:

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2018 TO THE YEAR ENDED DECEMBER 31, 2017

Results of Operations

Revenue

For the year ended December 31, 2018, the Company had revenues of $3,617,771 compared to $3,240,005 for the same period in 2017. The increase in revenue of $377,766, or 11.66%, is primarily due to marketing programs with area schools. The revenue associated with Just Right Products and ADM Enterprises for 2018 were $3,564,295 (98.5%) and $53,476 (1.5%), respectively.

Item 5. Directors and Executive Officers, page 12

8.	You state in the first paragraph “[t]here are no family relationships among our directors, executive officers, director nominees”; however, you disclose on page 14 Ardell Mees and Tammera Mees are married. Please reconcile this disclosure.

Response: As of December 31, 2018, there are no family relationships as Tammera Mees resigned from her positions on April 19, 2018. The Company modified the disclosure as follows:

The following table sets forth the names and ages of our current directors and executive officers. Also, the principal offices and positions with us held by each person and the date such person became our director, executive officer. Our executive officers are appointed by our Board of Directors. Our directors serve until the earlier occurrence of the election of his or her successor at the next meeting of stockholders, death, resignation or removal by the Board of Directors. As of December 31, 2018, there are no family relationships among our directors, executive officers, director nominees. Prior to April 17, 2018, Ardell Mees and Tammera Mees, which are married, served as officers and directors.

Additionally, it was noted that the Summary Compensation Table on page 15 had incorrect dates for footnotes 1 and 2 of the table. The year of resignation and appointment was 2018, not 2017, and has been corrected accordingly.

Item 10. Recent Sales of Unregistered Securities, page 17

9.	You disclose you have not had recent sales of securities but we also note you have issued securities to Mr. Johnson within the three year period. Please disclose these shares and all other transactions required under Item 701 of Regulation S-K.

Response:

The Company has not sold any securities to any party, including Mr. Johnson. The Company did issue 2,000,000 shares of restricted Series A preferred stock to Marc Johnson in conjunction to the acquisition of Just Right Products, Inc. The Company has modified its filing as follows:

On April 19, 2018, the Company issued 2,000,000 shares of restricted Series A preferred stock to Marc Johnson in conjunction to the acquisition of Just Right Products, Inc. There was no cash or cash equivalents used in this transaction.

Financial Statements Note 10- Concentration of Customer, page F-13

10.	We note your disclosure stating that, for the years ended December 31, 2018 and 2017, one customer made up 15% and 14%, respectively of your revenues. Please expand your disclosure to include the customer name. Refer to the guidance in Item 101(c)(vii) of Regulation S-K.

Response:

Our response to this comment, which is very similar to comment #1, is the identical response, which is as follows:

TBNR, LLC accounted for more than 15% and 14% of our (Just Right Products, Inc.) revenue for the years ended December 31, 2018 and 2017, respectively. We have modified our disclosure in Note 10 of the Form 10-12G as follows:

NOTE 10 – CONCENTRATION OF CUSTOMER

For the years ended December 31, 2018 and 2017, one customer, TBNR, LLC, made up 15% and 14% of revenues, respectively. No customers accounted for more than 10% of accounts receivable as of December 31, 2018 and 2017, respectively.

Thank you for your assistance and review.

Sincerely,

/s/ Ardell Mees
Ardell Mees
Chief Executive Officer